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June 21, 2011		PALO ALTO RIYADH WASHINGTON

BY EDGAR Ms. Lisa Kohl Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	Andrew J. Ericksen TEL +1 713.229.1393 FAX +1 713.229.2793 aj.ericksen@bakerbotts.com

Re:	Whole Foods Market, Inc.
Form 10-K for Fiscal Year Ended September 26, 2010
Filed November 24, 2010
Proxy Statement on Schedule 14A
Filed January 18, 2011
File No. 000-19797

Dear Ms. Kohl:

As discussed in our telephone conversation today, we are writing on behalf of Whole Foods Market, Inc. (the “Company”) to request additional time to respond to the Staff’s letter dated June 7, 2011 to Ms. Glenda Flanagan, regarding the Company’s above-referenced filings with the Securities and Exchange Commission.  On behalf of the Company, we hereby request such an extension through June 24, 2011.

If you have any questions, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1393 or J. David Kirkland, Jr. of this office at 713.229.1101 .  Thank you for your courtesy.

Very truly yours,

BAKER BOTTS L.L.P.

	By:	/s/ Andrew J. Ericksen
Andrew J. Ericksen
cc:	Albert Percival
Sam Ferguson
J. David Kirkland, Jr.